Exhibit 99.1

Phoenix New Media Announces the Appointments of CMO and CTO

BEIJING, July 16, 2014 /PRNewswire/ — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Ms. Ling Jin has been promoted to Chief Marketing Officer (“CMO”) of the Company, effective immediately. The Company also announced the recruitment of Mr. Jiarui Richard Tong as Chief Technology Officer (“CTO”) of the Company, effective July 21, 2014.

Prior to Ms. Ling Jin’s promotion, she served as the Company’s Executive Vice President since September 2013 and, as vice president of advertising sales from February 2010 to August 2013. In her new role as CMO, Ms. Jin will be responsible for the Company’s consolidated efforts for advertisement sales, brand building and marketing activities.

“We’re pleased to recognize Ling’s proven expertise and leadership in advertisement sales at ifeng through this significant promotion,” said Mr. Shuang Liu, Chief Executive Officer of ifeng and Chief Operating Officer of Phoenix Satellite TV. “Over the years, Ling has been instrumental to the development of the Company’s highly sophisticated advertisement sales capabilities, especially our recent initiatives to consolidate and streamline our sales and marketing efforts, such as integration of  our PC and mobile advertising sales teams. As ifeng strives to provide our clients integrated multi-screen advertising solutions and services, we must focus on better channeling our existing resources. Our consolidation of marketing and sales resources and promotion of Ling characterizes this strategy, and we are highly confident in Ling’s ability to drive this effort to further expand ifeng’s marketing and sales prowess.”

In his role as the Company’s CTO, Mr. Jiarui Richard Tong will lead ifeng’s technology departments and provide technical direction and strategy to drive innovation across the Company’s many business segments. Prior to joining Phoenix New Media, Mr. Tong served in a series of senior and executive technology positions in media companies including Amplify Education, the education division of News Corp., PR Newswire, Beijing Hengzhun Technology, Beijing United ITV and Wolters Kluwer. He has extensive experience driving product innovation in both start-up and large enterprise environments in both China and the United States. Mr. Tong holds a dual M.A. in Economics and Finance from the University of Alabama and a B.A. in International Finance from the Renmin University of China.

Mr. Shuang Liu, CEO of ifeng, stated, “Richard is a technology veteran who commands years of experience operating in the digital media sector and its various subsectors, including mobile, online video, IPTV and business media. His expertise and unique understanding of the industry in both China and the United States will enable him to excel in the CTO role.” Mr. Ya Li, President of ifeng, also commented, “We couldn’t be more pleased to welcome Richard to the team as ifeng continues to expand its premium content and service offerings through more innovative products in this dynamic digital media market.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
Jeremy Peruski
Tel: +1 (646) 405-4883
Email: investorrelations@ifeng.com